UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[Mark One]

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____to _____

Commission File No. 001-13577

A.	Full title and address of the plan, if different from that of the issuer named below:
PREMIERE GLOBAL SERVICES, INC.
401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PREMIERE GLOBAL SERVICES, INC.
3280 Peachtree Road, NE
The Terminus Building, Suite 1000
Atlanta, Georgia 30305

i

REQUIRED INFORMATION

The following financial statements and supplemental schedule, copies of which are included herewith, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”):

Premiere Global Services, Inc. 401(k) Plan Financial Statements as of December 31, 2013 and 2012 and Supplemental Schedule as of and for the year ended December 31, 2013, along with the Reports of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
Premiere Global Services, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Premiere Global Services, Inc. 401(k) Plan (the “Plan”) as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and the changes in net assets available for benefits for the year then ended, on the basis of accounting described in Note 2.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Respectfully submitted,

/s/ Hancock Askew & Co., LLP

Norcross, Georgia
June 18, 2014

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
Premiere Global Services, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Premiere Global Services, Inc. 401(k) Plan (the “Plan”) as of December 31, 2012. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, this financial statement was prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 on the basis of accounting described in Note 2.

/s/ Smith & Howard
Atlanta, Georgia
June 14, 2013

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
Investments, at Fair Value
Mutual funds	$42,561,296	$37,345,706
Common trust funds	6,231,973	5,538,157
Company stock fund	1,877,824	1,789,019
Total Investments, at Fair Value	50,671,093	44,672,882

Notes Receivable From Participants	1,354,615	1,216,656

Net Assets Available for Plan Benefits	$52,025,708	$45,889,538

The accompanying notes are an integral part of these financial statements.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

2013
Contributions:
Participant contributions	$4,053,669
Rollover contributions	234,502
4,288,171
Investment Income:
Net appreciation in fair value of investments	5,175,754
Dividends	1,974,140
7,149,894

Interest on Notes Receivable from Participants	53,364

Deductions:
Benefits paid to participants	(5,355,259)

Net Increase	6,136,170

Net Assets Available for Plan Benefits at Beginning of Year	45,889,538
Net Assets Available for Plan Benefits at End of Year	$52,025,708

The accompanying notes are an integral part of these financial statements.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1.    PLAN DESCRIPTION

The following description of the Premiere Global Services, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan administered by the Administrative Committee (the “Administrator”) appointed by the Board of Directors of Premiere Global Services, Inc. (the “Company” or the “Employer”). Wells Fargo Institutional Trust Services (“Wells Fargo”) is the custodian (the “Custodian”), recordkeeper (the “Recordkeeper”) and trustee (the “Trustee”) of the Plan with respect to all investments.

Eligibility

All covered employees of the Company, as defined by the Plan, are eligible to participate in the Plan as of the first day of the month on or following the completion of 30 days of service.

Participant Contributions

Participants may elect to contribute, on a pre-tax basis, up to 100% of their eligible compensation, as defined by the Plan, through payroll deductions, subject to certain limitations. For 2013, the Internal Revenue Code of 1986, as amended (the "Tax Code") limit on before-tax contributions was $17,500 in the aggregate ($23,000 for participants 50 years old and older). Contributions may be invested in 1% increments totaling, but not exceeding, 100% into any of the investment options offered by the Plan. The Plan includes an automatic deferral feature for new hires whereby the Employer automatically withholds 3% of a participant's compensation to contribute to the Plan unless the participant makes a contrary election. A participant may prospectively change the percentage of his/her contribution at any time. The change will generally be effective the next pay period.

Investment Options

Participants are solely responsible for directing their accounts in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds and common trust funds managed by Wells Fargo. In addition, participants may elect to invest their accounts in Premiere Global Services, Inc. common stock through a unitized fund, which includes the Company's common stock and a money market fund for liquidity purposes (“Company Stock Fund”). Participants can make transfers out of the Company Stock Fund into one of the other available Plan investment options at any time, subject to certain trading policy restrictions.

Employer Contributions

On a quarterly basis, the Employer may make a discretionary matching contribution (“Employer Matching Contributions”). To receive an allocation, a participant generally must be employed on the last day of the calendar quarter. No Employer Matching Contributions were made in 2013. Effective for Plan years beginning on and after January 1, 2013, the Employer may also make discretionary profit sharing contributions on an annual basis ("Employer Profit Sharing Contributions"). To receive an allocation of such contributions, a participant generally must be employed on the last day of the Plan year. No Employer Profit Sharing Contributions were made for the 2013 Plan year.

Rollovers from Other Plans

A participant who has received a distribution of his/her interest in a qualified retirement plan may elect to deposit all or any portion of the eligible amount of such distribution as a rollover into this Plan.

Participant Accounts

Each participant's account is credited with the participant's salary deferral contributions, allocations of any Employer Matching Contributions and any Employer Profit Sharing Contributions, and his/her share of the Plan's income. The Plan's income with respect to each investment fund is allocated based on the proportion that each participant's account balance invested in such fund has to the total of all participants' account balances invested in such fund.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately vested in the value of their salary deferral and rollover contributions and related investment earnings. Employer Matching Contributions and Employer Profit Sharing Contributions vest according to the following schedule:

Years of Service:	Vested Percentage:

Less than one	0%
One	34%
Two	67%
Three	100%

Participants must be credited with a minimum of 1,000 hours of service during the Plan year to complete a year of vesting service.

A participant will become fully vested in Employer Matching Contributions and Employer Profit Sharing Contributions, regardless of length of service, in the event of death, disability or attainment of age 65.

Forfeited Accounts

During 2013, Employer Matching Contributions forfeited by terminating employees before those amounts in their participant accounts became fully vested were $13,845. The Plan allows forfeitures to be used to pay reasonable Plan expenses. During 2013, fees paid out of the forfeiture account were immaterial. Cumulative forfeitures were $83,651 at December 31, 2013.

Distribution of Benefits

Upon retirement, death, disability or termination of service, a participant or his/her beneficiary may elect to receive a lump-sum distribution. This distribution will be equal to the participant's vested account balance and will be made in cash. However, if a portion of the participant's vested balance is in units of the Company Stock Fund, the participant may elect to receive payments for that portion of his/her vested account in the form of Company common stock.

Hardship distributions are permitted if certain criteria are met, as defined by the Plan.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. The notes are secured by the balance of the participant's account and bear interest at prime plus 1% over the life of the note. The rate of interest charged is based upon the rate that one or more lending institutions would charge on a similar note in similar circumstances. Notes are repayable through payroll deductions over periods ranging up to 60 months for a general-purpose note and up to ten years for the purchase of a principal residence.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records of the Plan are maintained on the modified cash basis of accounting. Under the modified cash basis, receivables and accrued expenses are not recorded and investments are stated at fair value.

Valuation of Investments

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for information on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

Investment securities in general are exposed to various risks, including credit, interest and overall market volatility. Due to the level of risk associated with certain investment securities, such as the Plan's holdings in the Company Stock Fund, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

Net Appreciation

Realized gains and losses on sales of investments and changes in unrealized appreciation are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefit payments made to participants are recorded when paid.

Use of Estimates and Assumptions

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States (“GAAP”) and require the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2013 are as follows:

Wells Fargo Advantage Dow Jones Target 2030	$7,104,219
Wells Fargo Advantage Dow Jones Target 2035	6,586,453
Wells Fargo Advantage Dow Jones Target 2025	4,994,758
Wells Fargo Advantage Dow Jones Target 2040	4,933,596
Wells Fargo Collective Stable Return	3,806,708
Wells Fargo Advantage Dow Jones Target 2020	3,332,744

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

The fair values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2012 are as follows:

Wells Fargo Advantage Dow Jones Target 2030	$6,784,077
Wells Fargo Advantage Dow Jones Target 2035	6,088,703
Wells Fargo Advantage Dow Jones Target 2025	4,707,613
Wells Fargo Advantage Dow Jones Target 2040	3,912,414
Wells Fargo Collective Stable Return	3,804,487
Wells Fargo Advantage Dow Jones Target 2020	3,118,415

Net appreciation in fair value of investments bought and sold as well as held during the year ended December 31, 2013 is as follows:

Net Appreciation in Fair Value of Investments

Mutual Funds	$4,401,386
Common Trust Funds	456,362
Company Stock Fund	318,006
$5,175,754

4.    FAIR VALUE MEASUREMENTS

The Plan follows Accounting Standards Codification (“ASC”) topic 820, Fair Value Measurements and Disclosure, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Basis of Fair Value Measurement:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

•	Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investments in the Plan are stated at fair value. The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Valued at the quoted market prices of shares held by the Plan at year end. The fair values of these investments are determined by reference to the fund's underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value (“NAV”) as of December 31, 2013 and 2012. It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.

Common trust funds: Valued at the net asset value based on the last reported sales price of the underlying investments held. The plan's interest in the common trust fund is based on unit values reported by the Plan's trustee using audited financial statements of the funds at year end and are classified within Level 2 of the valuation hierarchy.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Company Stock Fund: Valued based on unit price consisting of the closing price of Company common stock reported on the New York Stock Exchange and a small amount of cash.

Certain investments held in the Plan's common trust funds are fully benefit-responsive investment contracts. Investment contracts held by a defined-contribution plan are required to be reported at fair value, with additional disclosure when fair value differs from contract value. Contract value approximated fair value where applicable for Plan investments as of December 31, 2013 and 2012.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013:

	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
Mutual Funds
Small Value	$1,017,884	$—	$—	$1,017,884
Large Growth	1,952,559	—	—	1,952,559
High Yield Bond	553,867	—	—	553,867
Large Value	1,231,548	—	—	1,231,548
Small Growth	1,244,246	—	—	1,244,246
Foreign Small/Mid Growth	640,925	—	—	640,925
Large Blend	970,664	—	—	970,664
Real Estate	883,728	—	—	883,728
Diversified Emerging Markets	1,295,628	—	—	1,295,628
World Bond	623,142	—	—	623,142
Foreign Large Value	1,002,608	—	—	1,002,608
Target Date	31,144,497	—	—	31,144,497
Total Mutual Funds	42,561,296	—	—	42,561,296

Common Trust Funds
Stable Return Fund	—	3,806,708	—	3,806,708
Index Funds	—	2,425,265	—	2,425,265
Total Common Trust Funds	—	6,231,973	—	6,231,973

Company Stock Fund	1,877,824	—	—	1,877,824
Total	$44,439,120	$6,231,973	$—	$50,671,093

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

The following table presents the Plan's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012:

	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
Mutual Funds
Small Value	$831,140	$—	$—	$831,140
Large Growth	1,435,697	—	—	1,435,697
High Yield Bond	586,006	—	—	586,006
Large Value	908,618	—	—	908,618
Small Growth	641,779	—	—	641,779
Foreign Small/Mid Growth	495,759	—	—	495,759
Large Blend	641,254	—	—	641,254
Real Estate	897,795	—	—	897,795
Diversified Emerging Markets	1,216,855	—	—	1,216,855
World Bond	589,597	—	—	589,597
Foreign Large Value	809,099	—	—	809,099
Target Date	28,292,107	—	—	28,292,107
Total Mutual Funds	37,345,706	—	—	37,345,706

Common Trust Funds
Stable Return Fund	—	3,804,487	—	3,804,487
Index Funds	—	1,733,670	—	1,733,670
Total Common Trust Funds	—	5,538,157	—	5,538,157

Company Stock Fund	1,789,019	—	—	1,789,019
Total	$39,134,725	$5,538,157	$—	$44,672,882

5.    PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.

The Plan held approximately 131,747 and 147,793 shares of the Company Stock Fund at December 31, 2013 and 2012, respectively, with a fair value of $1,877,824 and $1,789,019, respectively. All transactions in Company common stock held within the Company Stock Fund qualify as party-in-interest transactions because the Company is the plan sponsor.

The Plan offered investments in funds managed by the Custodian of the Plan. All transactions in these funds qualify as party-in-interest transactions. The final fair value of these investments totaled $37,376,470 and $33,830,264 at December 31, 2013 and 2012, respectively.

The Plan issues notes to participants, which are secured by the balances in the participants' accounts. These transactions qualify as party-in-interest transactions.

6.    TAX STATUS

The Plan document is based on a Defined Contribution Prototype Plan and Trust Agreement and related Adoption Agreement sponsored by Wells Fargo Bank N.A. The Internal Revenue Service has determined and informed Wells Fargo Bank N.A., by a letter dated March 31, 2008, that such prototype document is designed in accordance with applicable sections of the Tax Code as of that date and as a result, is appropriate for adoption by Wells Fargo clients. The Internal Revenue Service also issued a favorable determination letter dated December 12, 2011 for the Plan (generally applicable for required law changes through 2009). The Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Tax Code. Therefore, the Administrator believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement dates. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

7.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of Plan termination, participants will become fully vested in their account balances.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

Employer Identification Number: 59-3074176
Plan Number: 001
Form: 5500

(a)	(b)	(c)	(e)
	Issuer or Borrower	Description of Investment	Current Value**
Common/Collective Trust Funds
*	Wells Fargo	Collective Stable Return fund	$3,806,708
*	Wells Fargo	Collective International Equity Index fund	284,436
*	Wells Fargo	Collective S&P 500 Index fund	1,707,239
*	Wells Fargo	Collective US Aggregate Bond Index fund	433,590
Mutual Funds
	Allianz Global Investors	Allianz NFJ Small-Cap Value fund	1,017,884
	American Funds Group	High Income Trust fund	553,867
	Brown Capital Management	Small Company fund	1,244,246
	Columbia	Acorn International fund	640,925
	JP Morgan	Large Cap Growth Select	1,952,559
	JP Morgan	Equity Income Select	1,231,548
	Lord Abbett	Fundamental Equity fund A	970,664
	Nuveen	Real Estate Securities fund	883,728
	Oppenheimer	International Bond fund	623,142
	Oppenheimer	Developing Markets fund	1,295,628
	Vanguard	International Value fund	1,002,608
*	Wells Fargo	Advantage Dow Jones Target 2010 fund	477,364
*	Wells Fargo	Advantage Dow Jones Target 2015 fund	775,746
*	Wells Fargo	Advantage Dow Jones Target 2020 fund	3,332,744
*	Wells Fargo	Advantage Dow Jones Target 2025 fund	4,994,758
*	Wells Fargo	Advantage Dow Jones Target 2030 fund	7,104,219
*	Wells Fargo	Advantage Dow Jones Target 2035 fund	6,586,453
*	Wells Fargo	Advantage Dow Jones Target 2040 fund	4,933,596
*	Wells Fargo	Advantage Dow Jones Target 2045 fund	1,864,535
*	Wells Fargo	Advantage Dow Jones Target 2050 fund	724,468
*	Wells Fargo	Advantage Dow Jones Target 2055 fund	139,030
*	Wells Fargo	Advantage Dow Jones Target Today fund	211,584
Company Stock Fund
*	Premiere Global Services, Inc.	Company Stock Fund	1,877,824
Notes Receivable
*	Plan participants	Interest rates ranging from 4.25% - 9.25%	1,354,615
			$52,025,708

*	Party-in-interest to the Plan as defined by ERISA.
**	All investments are participant-directed, therefore "(d) Cost Information" has not been included in this schedule.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN

Date: June 18, 2014	By:	/s/ Douglas Noe Name: Douglas Noe Title: Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Hancock Askew & Co., LLP
23.2	Consent of Smith & Howard, P.C.